Exhibit 3.1

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of Amphenol Corporation on January 28, 2016 resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered “Article Sixth, Clause 7” so that, as amended, said Article shall be and read as follows:

“(7) Subject to the rights of the holders of any class or series of capital stock having preference over the Common Stock as to dividends or to elect directors under specified circumstances, any director, or the entire Board of Directors, may be removed from office at any time by the affirmative vote of the majority of the stockholders entitled to vote for the election of directors.”

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 25th day of May, 2016.

By:	/s/ Edward C. Wetmore
Authorized Officer
Title:	Vice President, Secretary and General Counsel
Name:	Edward C. Wetmore
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